THE LAW OFFICE OF

RONALD N. VANCE & ASSOCIATES, P. C.

Attorneys at Law

1656 REUNION AVENUE

SUITE 250

SOUTH JORDAN, UTAH 84095

Ronald N. Vance	TELEPHONE (801) 446-8802
Brian M. Higley	FAX (801) 446-8803
EMAIL: ron@vancelaw.us
EMAIL: brian@vancelaw.us

May 23, 2013

Amanda Ravitz, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re:

Heatwurx, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed May 24, 2013

File No. 333-184948

Dear Ms. Ravitz:

Attached for filing is the fifth amendment to the registration statement on Form S-1/A (the “Registration Statement”) of Heatwurx, Inc. (the “Company”).  In connection with your comment letter dated May 21, 2013, to the Registration Statement filed on May 15, 2013, I have been authorized to provide you with the following responses to the comments contained in your letter:

Registration Fee Table

1.

We note that footnote (4) as written appears to exceed the scope of Rule 416; specifically, we note your reference to “other anti-dilution adjustments.” Please revise the footnote to track the language of Rule 416.

RESPONSE:

This footnote, which was incorrectly designated as footnote (4) in the courtesy copy of the prior amendment, has been revised as footnote (3) in the attached amendment and removes the reference to “other anti-dilution adjustments.”

Prospectus Cover Page

2.

We note your disclosure that the selling stockholders will sell at $3.00 per share until your shares “are quoted on the OTC Markets quotation service and thereafter at prevailing market prices....” Please revise to clarify the specific OTC Market tier on which your shares will become quoted.

Amanda Ravitz, Assistant Director

May 23, 2013

RESPONSE:

The Company proposes to apply for quotation of its common stock on the OTCQB Marketplace, operated by OTC Markets Group, and language designating this tier has been included on the prospectus cover page.

Prospectus Summary, page 1

3.

In your Summary, where you discuss the need to raise additional funds, please revise to highlight that you anticipate the need to secure $4 million over the next 12 months to meet your cash flow requirement and repay your secured debt, and that you have approximately $422,000 cash on hand and are spending approximately $250,000 per month, as you disclose on page 5. Further, this information should be disclosed at least as prominently as your disclosure concerning the proceeds raised in the preferred stock offerings in 2011 and 2012. Please revise accordingly.

RESPONSE:

The Company has included language in the first page of the Prospectus Summary similar to what is included in the first risk factor on page 5.  In addition, management felt that the information would be material to persons reading the MD&A section of the prospectus and has included similar language in that section under the Liquidity heading.

Exhibit 5.1

4.

We note your state of incorporation is Delaware. Please file an opinion that is not qualified to the corporate laws of the state of Nevada.

RESPONSE:

The legal opinion has been corrected and as revised has been included as an exhibit with this amended filing.

In addition to the above, we have included the following updating information in this amended Registration Statement:

•

Since the filing of the last amendment to the Registration Statement, the company has entered into a Senior Loan Agreement and has issued promissory notes thereunder in the aggregate amount of $1,000,000.  This transaction has been disclosed in Prospectus Summary and the MD&A section.  The first risk factor on page 5 has also been revised to reflect the obligation to repay these loans.  Information in regard to the unregistered sale of the notes is included in Item 15 of Part II.  A copy of the Senior Loan Agreement, with the forms of the Senior Secured Promissory Note and the Senior Security Agreement, has been included as Exhibit 10.15 and is filed with this amendment.  Each of the note investors is a shareholder of the Company and the promissory notes are not convertible into equity securities of the Company.

Amanda Ravitz, Assistant Director

May 23, 2013

•

In connection with this new note issuance, the Company has obtained a subordination agreement from Mr. Giles, the holder of a $1,000,000 note which was secured by the Company’s assets.  Management deems this a material amendment to an existing material agreement and has therefore included it as Exhibit 10.16 in this filing.  Disclosure of this subordination agreement has also been included in the Prospectus Summary and Certain Relationships and Related Transactions section where the original transaction is disclosed.

•

The Company has added footnote 10, Subsequent events, to the unaudited interim financial statements to disclose the $1,000,000 note financing referenced immediately above.

•

Minor corrections to the Registration Statement have been made which management believes are not material to the document.  For example, the explanatory note for the prior filing has been removed; some minor corrections to the Exhibits Table and the Exhibits Index have been made.

 In connection with the recent sale of the promissory notes referenced above, the Company evaluated the issue of whether or not the sale of the notes would be integrated with any other offering of securities by the Company such that it would adversely affect the ability of the Company to rely upon a valid exemption from the registration requirements under the Securities Act.  Based upon the review of the interpretive guidance provided by the Commission, management determined that the sale of the notes would not be integrated with any other offering.

Management understands that promissory notes are securities as defined in Section 2(a)(1) of the Securities Act.  The most obvious concern by the Company in the sale of these notes is the current Registration Statement which initially contained a proposed primary underwritten offering of common stock and warrants and a secondary offering by selling stockholders.  The registration statement was subsequently amended to remove the primary offering.  Management understands that there may be situations whereby the filing of a registration statement could be deemed a general solicitation or advertising for a concurrent non-public offering.  However, management is also aware that as disclosed in the Commission’s Release 33-8828, “the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering…” (Release 33-8828, August 3, 2007, page 55).  The release continues by providing the key determination whether the registration statement would be considered to be a general solicitation.  This determination is “based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption” (ibid).

In the present instance, each of the investors in the promissory notes was a prior shareholder of the Company and was not identified or contacted through the prior proposed public offering and did not independently contact the Company as a result of the general solicitation by means of the registration statement.  Each potential investor in the private note offering was solicited by management based upon the substantive, pre-existing relationship between management and the potential investor, and each investor was contacted by the Company outside of the public offering.  Based upon the representations of the investors and to the knowledge of management, the Company believes that the offering of the promissory notes would be exempt under Section 4(a)(2) and Rule 506 promulgated thereunder.  Each investor was an accredited investor as defined in Rule 501(a) of Regulation D, no form of general solicitation was used in connection with the offering, and each investor acknowledged the restricted nature of the securities.

Management has also analyzed integration under the provisions of Rule 502(a) of Regulation D.  Except for options granted in reliance on Rule 701 and issued under the Company’s equity plan, no sales of securities have occurred within the six months prior to the issuance of these promissory notes.  In addition, management believes that the fact that no proceeds will be realized by the Company from the sale of common shares by the selling stockholders is a distinguishable financing plan.  Further, type of security to be sold by the selling stockholders and the note holders is clearing different.  The promissory notes are not convertible into common stock of the Company and are secured by the assets of the Company.  Management believes that the debt financing nature of the private offering represents a materially different purpose under the five-part test in Rule 502(a).

Based upon the above, management believes, and I concur, that the sale of the promissory notes would not be integrated with the prior proposed primary offering of units as previously provided in the Registration Statement, the proposed secondary offering of common shares by selling stockholders, or any prior sale of securities by the Company.

  Please feel free to contact me if further information is required.

Sincerely,

/s/ Ronald N. Vance

cc:

Mary Beth Breslin, SEC

Stephen Garland, CEO

Allen Dodge, CFO

Hein & Associates LLP